PACIFIC BOOKER MINERALS INC. MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1) For the three month period ended April 30, 2008
Dated June 19, 2008

The selected financial information set out below and certain comments which follow are based on and derived from the interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker") for the three months ended April 30, 2008 and from the audited financial statements of Pacific Booker for the year ended January 31, 2008 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km east of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM and on the American Stock Exchange under the symbol PBM.

Overall Performance

During the quarter under discussion, the Company changed its audit firm to Cinnamon Jang Willoughby & Company, Chartered Accountants.  The previous auditors, Davidson & Co. LLP, were the Company’s auditors since fiscal year end January 31, 2000.  The appointment was approved by the audit committee.  There were no reportable events between the Company and the former auditor.

The Company is pleased that all of the warrants with an expiry date of April 11, 2008 were fully exercised.  These warrants were from the private placement announced on March 1, 2006.  The total number of warrant shares was 970,200, of which 796,700 were exercised during the current quarter, at an exercise price of $4.50 per share.

The Company continued the work towards the completion of a full Feasibility Study and the Environmental Assessment.  The Environmental Assessment will be used to apply for a mining permit for the construction, operation and maintenance, decommissioning and reclamation of an open-pit mine at the Morrison property.  It is anticipated that the results of the Feasibility Study and permitting process will lead to detailed engineering and construction of the mine.

Feasibility level process plant design was completed including design basis, technical specifications, flow sheets, P&ID’s (process and instrumentation drawings) and layouts tentatively accepted pending submission of final version.

Civil design continued including plant site, roads, ancillary buildings, overburden and waste rock storage and foundation design for major buildings.

On June 16, 2008 at 10:00am Pacific time, the Company held its Annual General Meeting at the Company’s corporate office in Vancouver.  All nominated directors were re-elected to the board.  Shareholders present at the meeting were updated on the Company’s activities and had the opportunity to speak to the directors and ask questions.

The Company wishes to reassure its investors that all the funds held by the Company are held by the Company’s chartered bank in Canada.  All deposit certificates currently in use are fully redeemable at any time and the interest rates are tied to the prime interest rate of the bank.  Management acknowledges that the potential for greater returns on cash for investment are available, but continues to believe that the Company’s funds must be as secure from risk as possible at all times.  The Company plans to continue this investment practice in the future.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.

The following table shows the total revenue (interest income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2006	$ 12,675,661	$ 1,500,000	$ 13,378	$ 8,883,273	$ 1.41
January 31, 2007	$ 18,677,491	$ -	$ 139,136	$ 1,365,664	$ 0.17
January 31, 2008	$ 23,455,303	$ -	$ 209,308	$ 2,221,907	$ 0.23

Results of Operations

The largest dollar amount on the income statement is the recording of the stock-based compensation expense and the offsetting contributed surplus in equity.  This calculation creates a cost of granting options to the employees, consultants and directors.  The cost is added to our administration expenses with the corresponding increase in the Company’s equity.  Due to this item on our statement of operations, the loss for the period was $329,591 larger than it would have been without the stock compensation expense.

If the stock-based compensation expense amounts were removed from the operating loss, the loss would show as $201,953, an increase of $17,526 over the same period in the previous fiscal year.  A large part ($41,757) of the increase in loss was due to increased media expenditures in the US market place.  The next largest amount increase ($36,106) was in part due to the payment of the annual fee to the American Stock Exchange which was not required at this point in the same period of the previous fiscal year.  These increases were offset by the difference in the gain/loss on exchange on US $ held ($29,110 gain this year vs $ 22,937 loss in the same period in the previous fiscal year) for a difference in the loss of $52,047.  At January 31, 2008, the Canadian $ exchange rate was $0.997 to the US $ where at April 30, 2008 the exchange rate was $1.0135, a increase of .0165 per US $ held.  The Company has continued to be able to increase its cash on hand, and continues to earn interest.  Even with a lower interest rate, the Company has increased the interest income by $3,709 when compared to the same period in the previous fiscal year.  Wages and benefits are $8,845 lower than the same period in 2007.  Travel costs were higher by $5,540 and office costs were up by $3,790.  Professional fees (legal & accounting) were down by $2,445 when compared to the same period of the previous fiscal year.

During the first quarter of the year, the Company incurred $800,691 in exploration & development expenditures on the Morrison property compared to $948,131 in the prior quarter and compared to $475,546 exploration & development expenditures in the same quarter of the previous fiscal year.  Please see Note 5 in the interim financial statements for expenditures by item and area.

During the first quarter of both this year and last, the Company did not announce or complete any private placements.  No options were granted during the first quarter of the current or previous fiscal years.  During the first quarter of this year, the Company issued 796,700 common shares on exercise of warrants for total proceeds of $3,585,150.  During the same quarter last year, the Company issued 354,000 common shares on exercise of warrants for total proceeds of $1,541,944.  During the first quarter of this year, the Company issued 1,250 common shares on exercise of options for total proceeds of $6,563 and a reclassification of Contributed surplus to capital stock in the amount of $2,764.  During the same quarter last year, the Company issued 68,000 common shares on exercise of options for total proceeds of $294,800 and a reclassification of Contributed surplus to capital stock in the amount of $50,394.

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Operations for the company in the current period.

The following table shows the total revenue (interest income), the loss from our financial statements (cost of Administration expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
July 31, 2006	$ 35,660	$ 411,652	$ 375,992	$ 0.05
October 31, 2006	$ 46,026	$ 231,052	$ 185,026	$ 0.02
January 31, 2007	$ 43,875	$ 425,683	$ 381,808	$ 0.04
April 30, 2007	$ 42,103	$ 392,085	$ 349,982	$ 0.04
July 31, 2007	$ 52,341	$ 803,214	$ 750,873	$ 0.08
October 31, 2007	$ 56,500	$ 644,297	$ 587,797	$ 0.06
January 31, 2008	$ 58,364	$ 591,619	$ 533,255	$ 0.05
April 30, 2008	$ 45,812	$ 577,356	$ 531,544	$ 0.05

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the six month period ended July 31, 2006	$ 49,235	$ 848,065	$ 798,830	$ 0.11
for the nine month period ended October 31, 2006	$ 95,261	$ 1,079,117	$ 983,856	$ 0.12
for the year ended January 31, 2007	$ 139,136	$ 1,504,800	$ 1,365,664	$ 0.17
for the three month period ended April 30, 2007	$ 42,103	$ 392,085	$ 349,982	$ 0.04
for the six month period ended July 31, 2007	$ 94,444	$ 1,195,299	$ 1,100,855	$ 0.12
for the nine month period ended October 31, 2007	$ 150,944	$ 1,839,596	$ 1,688,652	$ 0.18
for the year ended January 31, 2008	$ 209,308	$ 2,431,215	$ 2,221,907	$ 0.23
for the three month period ended April 30, 2008	$ 45,812	$ 577,356	$ 531,544	$ 0.05

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from cash on hand, and reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, receivables, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal 2008, the Company reported a net loss of $2,221,907 ($0.23 per share), compared to a net loss of $1,365,664 ($0.17 per share) for the year ended January 31, 2007.  The increases in operating expenses are the result of the increase in activities for the feasibility engineering and the increase in investor relations expenses.

Cash held at the end of the period was sufficient to meet our current liabilities and work programs.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expires in April 2009.  Pacific Booker has a lease for a vehicle.  It is a standard vehicle lease with the final payment due in September 2009.  Details on the financial obligations are detailed in our annual financial statements (Note 11).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Xstrata LLP for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our annual financial statements (Note 4).

Proposed Transactions
The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies
The Company has detailed its significant accounting policies in Note 2 and in Note 15 (re: US versus Canadian GAAP) of the annual financial statements.

Issuer’s disclosure controls and procedures

The Company has procedures that we believe provide reasonable assurance that material information is made known to the individuals preparing the filings by others within the Company, particularly during the period in which the annual filings are being prepared.  The Company has controls in place over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Canadian and US GAAP; and the Company has evaluated the effectiveness of it’s disclosure controls and procedures as of the end of the period covered by the annual filings.  We hereby disclose our conclusion that the disclosure controls and procedures are effective.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results.  Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Related Party Transactions

Payments were made or incurred to 3 current company directors for services provided in the course of normal business operations.  Specifically, to 2 directors for shareholder relations and financing, and to another director for services related to property management.  Payments were also made to the spouse of a director for administrative assistant services to the project manager.  Payment was also made to an officer of the Company for accounting and management services.  Fees for these services amounted to $97,503 in the first quarter of the year compared to $99,389 for the corresponding period in the previous fiscal year.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $3,500 for the current period as compared to $3,000 for the same period in the previous year.

Outlook for 2008/09

In 2008, Pacific Booker Minerals Inc. expects to complete a full Feasibility Study, the Environmental Assessment and submit an application for an Environmental Assessment Certificate to construct the proposed Morrison mine.

On June 12th, the Company announced that it has confirmed the availability of power from the former Bell mine electrical facility located 22 km from the Morrison project site.  The 138 kV service, which was extended to the Bell Mine in 1971, is now energized at 25 kV and can be re-energized to its design voltage.  A new 24.7 km 138 kV overhead line will be constructed from the former Bell mine site to the proposed Morrison mine site substation.  A transmission system Load Interconnection Study was also completed by BC Hydro for the proposed new load.

Disclosure of outstanding share data
Details of our share transactions for the year and a listing of our outstanding options and warrants can be found in Note 7 of our interim financial statements.

Subsequent to the end of the period year, the following share transactions were made:

Shares issued:
Certificate Dated	details	Transaction amounts		Accumulated totals
		# of shares	$	# of shares	$
April 30, 2008	balance forward			10,901,789	$ 41,389,491
June 16, 2008	Warrants	20,000	120,000	10,921,789	41,509,491

Warrant transactions:
Certificate Dated	details	Exercise Price	Expiry date	# of shares	Total
April 30, 2008	total outstanding				489,800
June 16, 2008	Exercised	$ 6.00	July 28, 2008	-20,000	469,800

Options transactions:
Date	details	Exercise Price	Expiry date	# of shares	Total
April 30, 2008	total outstanding				1,562,827

Additional Disclosure for Venture Issuers

Mineral Property Interests
The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
as at April 30, 2006	4,832,500	4,832,500
to July 31, 2006	-	-
to October 31, 2006	-	-
to January 31, 2007	-	-
As at January 31, 2007	4,832,500	4,832,500
to April 30, 2007	-	-
to July 31, 2007	-	-
to October 31, 2007	-	-
to January 31, 2008	-	-
As at January 31, 2008	4,832,500	4,832,500
to April 30, 2008	-	-
As at April 30, 2008	4,832,500	4,832,500
Deferred Exploration & Development expenditures
The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at April 30, 2006	9,007,346	(859,434)	8,147,912
to July 31, 2006	226,219	-	226,219
to October 31, 2006	394,395	-	394,395
to January 31, 2007	677,331	-	677,331
As at January 31, 2007	10,305,291	(859,434)	9,445,857
to April 30, 2007	475,546	-	1,010,229
to July 31, 2007	1,083,769	-	226,219
to October 31, 2007	839,309	-	394,395
to January 31, 2008	948,131	-	677,331
As at January 31, 2008	13,652,046	(859,434)	9,445,857
to April 30, 2008	800,691	-	800,691
As at April 30, 2008	14,452,737	(859,434)	13,593,303

Equity

The table following shows the change in capital stock, share subscriptions held (or applied to stock purchase), and net general and administration expenses for each three month period  and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Held	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at April 30, 2006	27,521,304	-	748,179	422,838	14,161,027	14,108,456
to July 31, 2006	4,013,250	-	163,666	375,992	14,537,019	17,909,380
to October 31, 2006	350,625	-	116,241	185,026	14,722,045	18,191,220
to January 31, 2007	195,150	-	190,063	381,808	15,103,853	18,194,625
As at January 31, 2007	32,080,329	-	1,218,149	1,365,664	15,103,853	18,194,625
to April 30, 2007	1,836,743	130,200	115,161	349,982	15,453,835	19,926,747
to July 31, 2007	1,680,214	(130,200)	384,308	750,873	16,204,708	21,110,196
to October 31, 2007	486,460	47,000	345,707	587,797	16,792,505	21,401,566
to January 31, 2008	1,711,268	(47,000)	305,097	533,255	17,325,760	22,837,676
As at January 31, 2008	37,795,014	-	2,368,422	2,221,907	17,325,760	22,837,676
to April 30, 2008	3,594,477	-	326,827	531,544	17,857,304	26,227,436
As at April 30, 2008	41,389,491	-	2,695,249	531,544	17,857,304	26,227,436